EXHIBIT 12.1

DiamondRock Hospitality Company Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends(in thousands, except ratio amounts)

	Year Ended December 31,
	2012	2011	2010	2009	2008
(Loss) Income from Continuing Operations Before Income Taxes	$(22,184)	$(4,677)	$(9,057)	$(29,827)	$36,886
Fixed Charges	61,292	61,151	49,777	54,670	53,698
Amortization of Capitalized Interest	70	111	175	175	166
Capitalized Interest	(1,164)	(1,527)	(112)	(19)	(259)
Earnings	$38,014	$55,058	$40,783	$24,999	$90,491

Fixed Charges:
Interest Expense	$56,068	$55,507	$45,524	$51,609	$50,404
Portion of Rent Related to Interest	4,060	4,117	4,141	3,042	3,035
Capitalized Interest	1,164	1,527	112	19	259
Fixed Charges	61,292	61,151	49,777	54,670	53,698
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$61,292	$61,151	$49,777	$54,670	$53,698
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends					1.7
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$(23,278)	$(6,093)	$(8,994)	$(29,671)